EXHIBIT A



The Securities Authority    The Tel Aviv Stock Exchange    The Registrar of
22 Kanfei Nesharim St.      54 Ahad Ha'am St.                Companies
Jerusalem 95464             Tel Aviv 65202                 97 Yafo St.
---------------             ---------------------------    Jerusalem 91007
Fax: 02-6513940             Fax: 03-5105379                -------------------





Dear Sirs,

                 Re: KOOR INDUSTRIES LTD. (COMPANY NO. 52-001414-3) IMMEDIATE REPORT NO. 39/99

Further to the Immediate Report dated 13 July 1998, a copy of which is enclosed herewith, Koor Industries Ltd. (Hereinafter: "Koor"), gives notice as follows:

Yesterday, the Claridge Group, and Hapoalim Nechasim (Shares) Ltd. a wholly-owned subsidiary of Bank Hapoalim (both together hereinafter: "Bank Hapoalim"), have notified Koor of the exercise by Bank Hapoalim of its "put option" granted by The Claridge Group, as described in the Immediate Report of July 13, 1998.

In accordance with the aforesaid exercise, Bank Hapoalim will sell to The Claridge Group 364,038 Ordinary Shares of Koor (which are 2.20% of the outstanding Ordinary Shares of Koor) at the price of $ 142.50 per share.

The transfer of the Shares shall take place no later than November 30, 1999.

After the Share transfer, Bank Hapoalim will hold 19.24% of the outstanding Ordinary Shares of Koor and The Claridge Group will hold 30.62%.


Sincerely yours,

Adv. Shlomo Heller
Legal Counsel and Company Secretary



                                                        July 13, 1998


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The Securities Authority  The Tel Aviv Stock Exchange Ltd. The Companies Registrar
22 Kanfei Nesharim St.    54 Ahad Ha'am Street             97 Jaffa Road
Jerusalem 95464           Tel Aviv 65202                   Jerusalem 91007
By fax: 02-6513940        By fax: 03-5105379               By fax: 02-6247874
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Dear Sirs:

Re:  IMMEDIATE NOTICE - KOOR INDUSTRIES LTD.
     ---------------------------------------
     Company No. 52-001414-3


Koor Industries Ltd.("Koor" or "the Company") announces that during the evening of July 12, 1998, agreements between the Claridge Group and Bank Hapoalim B.M. (Bank Hapoalim") concerning their holdings in Koor, were delivered to the Company's offices.

On the date of this notice, the Claridge Group holds 29.53% of the voting rights in Koor, and Bank Hapoalim (through Hapoalim Assets - Shares - Ltd.) holds 22.33% of the voting rights in Koor.

And these are the principals of the agreements:

1. Bank Hapoalim was given a put option to sell to the Claridge Group its holdings in excess of 20% of Koor Shares. The put option exercise period shall start on 1.1.99 and end on 1.12.99.

         If Bank Hapoalim fails to exercise the said right, then the Claridge Group shall have a call option to purchase the aforementioned excess holding. The period for exercise of this call option shall start on 1.12.99 and end on 25.12.99.

         The exercise price per share for each of the above options shall be $142.50 per share or the average closing rate per Koor share on the Tel Aviv Stock Exchange for the 60 trading days preceding the notice of exercise, whichever is the higher. In any case the exercise price per share in case of exercise of the put option by Bank Hapoalim shall not exceed $150.

2. The Claridge Group was given a right of first refusal in respect of the holdings of Bank Hapoalim in Koor shares up to the rate of 20% (hereinafter: "the Balance of Bank Hapoalim's Shares").

3. If the Claridge Group fails to exercise the aforementioned right of first refusal and Bank Hapoalim wishes to sell the Balance of Bank Hapoalim's Shares to any third party, it may demand the Claridge Group to sell up to 5% of the share capital which that Claridge Group holds in Koor in excess of 32.5%, so as to enable such third party to purchase a total of up to 25% of the share capital of Koor.

         The price at which the shares of the Claridge Group will be sold in this case, will be $142.50 per share or the price at which Bank Hapoalim sells the Balance of Bank Hapoalim's Shares to that third party, which ever is the higher.

         This right of Bank Hapoalim shall lapse if its holdings in Koor shares fall below 19% in circumstances which are defined in the agreements.

4. Should the Claridge Group wish to sell its entire holding in Koor to a third party, Bank Hapoalim may request the Claridge Group to try to join Bank Hapoalim to the sale. But the Claridge Group shall not be prevented from selling its holdings if it is unsuccessful in doing so.

5. As long as the Claridge Group has the effective ability to appoint the majority of the members of the Board of Directors of Koor, and as long as the holdings of Bank Hapoalim do not fall below 5% of the share capital of Koor, the Claridge Group has undertaken to support the selection of Bank Hapoalim's recommended members to the Board of Directors of Koor, at rates graded as follows:

         5.1 If Bank Hapoalim holds 15% or more of the share capital of Koor until 31.12.99 up to 25% of the members of the Board of Directors of Koor, and from that date onwards up to 20% of the members of the Board of Directors of Koor.

         5.2 If Bank Hapoalim holds between 10% to 15% of the share capital of Koor - up to 20% of the members of the Board of Directors of Koor.

         5.3 If Bank Hapoalim holds between 5% to 10% of the share capital of Koor - up to 10% of the members of the Board of Directors of Koor.


                                             Yours sincerely,



                                             Shlomo Heller, Adv.
                                             Legal Counsel and
                                             Company Secretary